UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/ME) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 17th, 2021

DATE, TIME, AND PLACE: December 17th, 2021, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011

ATTENDANCE: Shareholders representing 93.94% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting forms, as per the summarized voting map disclosed by the Company.

BOARD: Mr. Daniel Pareto, as President; and Mrs. Carolina Trindade, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published on the “Diário Oficial do Estado de São Paulo” and in the newspaper “Valor Econômico”, editions of November 17, 18 and 19, 2021

AGENDA: (a) To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023; (b) To ELECT Messrs. Mario Roberto Opice Leão; Angel Santodomingo Martell; and Alberto Monteiro de Queiroz Netto as new members to compose the Company's Board of Directors; (c) to APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022; and (d) to ELECT Mr. José Roberto Machado Filho; and Mrs. Cassia Maria Matsuno Chibante as new effective members to compose the Fiscal Council of the Company.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on November 16th, 2021, as per Instruction CVM No. 481/2009, as amended; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 21, X, of CVM Instruction 480/2009, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on December 16th, 2021, pursuant to the fourth paragraph of Article 21-W of Normative Instruction CVM No. 561/2015, which was also made available by the Board for verification of the shareholders jointly with the other above mentioned documents.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(a) TO FIX by majority, with 3,664,615,589 favorable votes, 28,818 against votes and 22,122 abstentions, the number of eleven (11) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2023, pursuant to the §1º of the article 14 of the Company’s Bylaw;

(b) TO ELECT by majority, with 3,661,735,924 favorable votes, 1,114,526 against votes and 1,816,079 abstentions, the members of the Board of Directors for a complementary mandate that shall be enforce until the investiture of the members elected in the Ordinary General Meeting to be held in 2023, namely: Sr. Mario Roberto Opice Leão, Brazilian, married, engineer, bearer of the Identity Card RG nº 24752106 SSP/SP, enrolled at the CPF/ME under the nº 248.745.618-37; Sr. Angel Santodomingo Martell, Spanish, married, economist, bearer of the Identity Card RNM nº G033621-T, enrolled at the CPF/ME under the nº 237.035.738-05; e Sr. Alberto Monteiro de Queiroz Netto, Brazilian, married, administrator, bearer of the Identity Card RG nº 07578580-8 SSP/RJ, enrolled at the CPF/ME under the nº 843.603.807-04, all domiciled in São Paulo, State of São Paulo with offices at Avenida Juscelino Kubitschek, nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

It remains registered in this minutes that, according to the representations presented and filed at the Company, the Board of Directors’ members, just elected, (i) are not convicted of any crime that forbids the performance of commercial activities, especially those mentioned in the first and second paragraphs of Article 147 of the Brazilian Corporations Law; (ii) fulfill the requirements set out on Resolution No. 4.122, of August 2nd, 2012, of the National Monetary Council; and (iii) shall only take office to the positions to which they have been elected after authorization of their appointment by the Central Bank of Brazil and by means of execution of the representation set in Article 2nd, of the Normative Instruction CVM No. 367, of May 29th, 2002;

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(c) to APPOINT, by majority, with 3,653,304,017 favorable votes, 11,341,448 against votes and 21,064 abstentions, Mr. Sérgio Agapito Lires Rial, Brazilian, single, economist, bearer of the Identity Card RG nº 04.621.473-0 IFP/RJ, enrolled at the CPF/ME under the nº 595.644.157-72, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022; and

(d) TO ELECT by majority, with 3,664,564,862 favorable votes, 80,600 against votes and 21,067 abstentions, the following members, appointed by the controlling shareholders of the Company, to compose the Fiscal Council, as effective members: Mr. José Roberto Machado Filho, Brazilian, married, engineer, bearer of the Identity Card RG nº 17.421.547-2 SSP/SP, enrolled at the CPF/ME under the nº 116.001.028-59; and Mrs. Cassia Maria Matsuno Chibante, Brazilian, married, banker, bearer of the Identity Card RG nº 23.824.955 SSP/SP, enrolled at the CPF/ME under the nº 289.400.948-83, both domiciled in São Paulo, State of São Paulo with offices at Avenida Juscelino Kubitschek, nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011. The members of the Fiscal Council elected herein will have a term of office until the next Ordinary General Meeting of the Company, pursuant to paragraph 2 of Article 162 of Law 6,404/76. The members of the Fiscal Council elected herein must declare to the Company that they do not have any legal impediment that prevents their elections and investiture in the position of fiscal councilor and that they meet the legal requirements for the exercise of the function, and will only take office after the ratification of their elections by the Bank Central of Brazil. The members of the Fiscal Council elected herein will be invested in their positions by signing a term of office in the proper book, which will remain filed at the Company's headquarters.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Carolina Trindade – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; and STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; UI-E - J P MORGAN S/A DTVM; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; JEFFREY LLC; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; NORDEA GENERATIONSFOND 80-TAL; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; GODFOND SVERIGE VARLDEN; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND; ARTEMIS GLOBAL

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EMERGING MARKETS FUND; SPP EMERGING MARKETS PLUS; NORDEA 2 SICAV; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER; MINISTRY OF ECONOMY AND FINANCE; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS ALPHA TILTS FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS ALPHA TILTS-ENHANCED FUND; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL; MSCI EQUITY INDEX FUND B – BRAZIL; MSCI ACWI EX-U.S. IMI INDEX FUND B2; ARTEMIS FUNDS (LUX) - GLOBAL EMERGING MARKETS; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; NORDEA GENERATIONSFOND 90-TAL; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; FIDEICOMISO FAE; MORGAN STANLEY INVESTMENT FUNDS MULTI-ASSET RISK CONTROL FUN; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND; NORDEA 2, SICAV - EMERGING MKTS SUSTAINABLE ENHANCED EQ FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND; NORDEA EQUITY OPPORTUNITIES FUND; MACQUARIE MULTI-FACTOR FUND;MACQUARIE TRUE INDEX EMERGING MARKETS FUND; TRINITY COLLEGE CAMBRIDGE; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AMONIS NV; AVIVA INVESTORS; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; KAPITALFORENINGEN PENSAM INVEST, PSI 2 GLOBALE AKTIER 2; FORSTA AP-FONDEN; H.E.S.T. AUSTRALIA LIMITED; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; NORDEA GENERATIONSFOND 60-TAL; NORDEA GENERATIONSFOND 70-TAL; NVIT INTERNATIONAL EQUITY FUND; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; SPP AKTIEINDEXFOND GLOBAL; SPP EMERGING MARKETS SRI; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; COMMONWEALTH SUPERANNUATION CORPORATION; QSUPER; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; COLONIAL FIRST STATE INVESTMENT FUND 10; CMLA INTERNATIONAL SHARE FUND; COMMONWEALTH BANK GROUP SUPER; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; MUNICIPAL E ANNUITY A B FUND OF

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CHICAGO; NEW YORK STATE NURSES ASSOCIATION P P; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; UTAH STATE RETIREMENT SYSTEMS; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NEW ZEALAND SUPERANNUATION FUND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; KBI FUNDS ICAV; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; CLINTON NUCLEAR POWER PLANT QUALIFIED FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ASCENSION ALPHA FUND, LLC; KBI DST EMERGING MARKET ESG FUND; MOBIUS LIFE LIMITED; CHEVRON UK PENSION PLAN; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; STICHTING PENSIOENFONDS ING; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; QIC INTERNATIONAL EQUITIES FUND; MERCER EMERGING MARKETS SHARES FUND; SUPERANNUATION FUNDS MANAGEMENT; CORPORATION OF S AUSTRALIA; QIC LISTED EQUITIES FUND; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; LACM EMERGING MARKETS FUND L.P.; NN (L); FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; NN (L) EMERGING MARKETS HIGH DIVIDEND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND; SEI INST INT TRUST EM MKTS EQUITY FUND; SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND; KBI GLOBAL INVESTORS (NA) LTD CIT; LACM EMII, L.P.; VANGUARD INVESTMENT SERIES PLC; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; CIBC EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY FUND; PHILADELPHIA GAS WORKS PENSION PLAN; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; IBM 401 (K) PLUS PLAN; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; MANAGED PENSION FUNDS LIMITED; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; ALASKA COMMON TRUST FUND; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD; SPDR SP EMERGING MARKETS ETF; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; ISHARES MSCI BRIC ETF; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF;TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F;

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SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; ISHARES PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES II PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WASHINGTON STATE INVESTMENT BOARD; ISHARES CORE MSCI EMERGING MARKETS ETF; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; BLACKROCK GLOBAL INDEX FUNDS; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; STICHTING PHILIPS PENSIOENFONDS; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; SUNSUPER SUPERANNUATION FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; ISHARES ESG MSCI EM ETF; NAVARRO 1 FUND LLC; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MIP ACTIVE STOCK MASTER PORTFOLIO; STATE STREET ICAV; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI;INTERNATIONAL MONETARY FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; CENTRAL PROVIDENT FUND BOARD;FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; THE MONETARY AUTHORITY OF SINGAPORE; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND;DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; FRANKLIN LIBERTYSHARES ICAV; BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE; ALBERTA INVESTMENT MANAGEMENT CORPORATION; ISHARES ESG MSCI EM LEADERS ETF; ISHARES ESG ADVANCED MSCI EM ETF; NATIONAL EMPLOYMENT SAVINGS TRUST; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; NEW AIRWAYS PENSION SCHEME; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK;

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EUROPEAN CENTRAL BANK; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; NN PARAPLUFONDS 1 N.V; STICHTING PENSIOENFONDS UWV; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND;1895 FONDS FGR; STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; ARIZONA PSPRS TRUST; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; BELLSOUTH CORPORATION RFA VEBA TRUST; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; HAND COMPOSITE EMPLOYEE BENEFIT TRUST; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; COLUMBIA EM CORE EX-CHINA ETF; ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO; VOYA EMERGING MARKETS INDEX PORTFOLIO; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; IMCO EMERGING MARKETS PUBLIC EQUITY LP; DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; ABERDEEN MANAGED DISTRIBUTION FUND; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; USAA INTERNATIONAL FUND; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; FLEXSHARES EMERGING MARKETS LOW VOLATILITY CLIMATE; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL ICAV; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; LEGAL GENERAL CCF; DELA DEPOSITARY ASSET MANAGEMENT B.V.; STICHTING PENSIOENFONDS PGB; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; DWS LATIN AMERICA EQUITY FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; PRUDENTIAL TRUST COMPANY; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; AXA ROSENBERG EQUITY ALPHA TRUST; COLLEGE RETIREMENT EQUITIES FUND; AXA IM SUSTAINABLE EQUITY FUND; BLACKROCK

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INSTITUTIONAL TRUST COMPANY NA; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.; OTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; WISDOMTREE ISSUER ICAV; STATE OF NEW JERSEY COMMON PENSION FUND D; PGIM FUNDS PUBLIC LIMITED COMPANY; PEOPLE S BANK OF CHINA; AVIVA LIFE PENSIONS UK LIMITED; OLD MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; BMO MSCI EMERGING MARKETS INDEX ETF; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; PENSIOENFONDS WERK EN (RE)INTERGRATIE; MERCER UCITS COMMON CONTRACTUAL FUND; MERCER QIF FUND PLC; LEGAL GENERAL U. ETF P. LIMITED COMPANY; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF;XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; POOL REINSURANCE COMPANY LIMITED; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); ASSET MANAGEMENT EXCHANGE UCITS CCF; LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG; WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E; PUBLIC SECTOR PENSION INVESTMENT BOARD;FUTURE FUND BOARD OF GUARDIANS; NN (L) FIRST CLASS MULTI ASSET; NN (L) FIRST CLASS MULTI ASSET PREMIUM; ISHARES MSCI BRAZIL ETF; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; XTRACKERS; XTRACKERS (IE) PUBLIC LIMITED COMPANY; LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY; ISHARES IV PUBLIC LIMITED COMPANY; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; ARERO - DER WELTFONDS -NACHHALTIG; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF; LAZARD GLOBAL ACTIVE FUNDS, PLC; PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; RAYTHEON TECHNOLOGIES C. M. R. TRUST; GREAT-WEST EMERGING MARKETS EQUITY FUND; STANLIB FUNDS LIMITED; IVESCO FTSE RAFI EMERGING MARKETS ETF; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; IRISH LIFE ASSURANCE PLC; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH EMERGING MARKETS FUND 6; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF – by means of remote voting procedure; ABERDEEN

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STANDARD SICAV I - DIVERSIFIED INCOME FUND - BANCO BNP PARIBAS BRASIL S.A. – José Roberto Silveira Queiroz, attorney-in-fact; IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IDIV FUNDO DE INDICE; IT NOW IFNC FUNDO DE ÍNDICE; IT NOW ISE FUNDO DE INDICE; ITAU CAIXA ACOES FI; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU HEDGE PLUS MULTIMERCADO FI; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX FI; ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO; ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI; ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ PREVIDÊNCIA IBRX FIA - ITAU UNIBANCO S.A. – José Roberto Silveira Queiroz, attorney-in-fact; AMUNDI INDEX SOLUTIONS; CANDRIAM EQUITIES L; CANDRIAM SUSTAINABLE; GLOBAL MULTI-FACTOR EQUITY FUND - SANTANDER CACEIS BRASIL DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. – José Roberto Silveira Queiroz, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Daniel Pareto President	Carolina Trindade Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 17, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer